UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-34754

China New Borun Corporation

(Translation of Registrant’s name into English)

Bohai Industrial Park

Yangkou Town

Shouguang, Shandong

People’s Republic of China 262715

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes            ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

China New Borun Announces Third Quarter 2010 Financial Results

3Q10 Revenue Increased 26.1% Year-Over-Year

 3Q10 Net Income Increased 17.9% Year-Over-Year

Phase III Daqing Expansion on Track and on Schedule

Beijing, China, November 16, 2010 — China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the third quarter of 2010.

Third Quarter 2010 Financial Highlights

•                Total revenue increased 26.1% to RMB417.7 million ($62.3 million(1)) from RMB331.1 million in the third quarter of 2009.

•                Gross profit increased 31.2% to RMB100.9 million ($15.1 million) from RMB76.9 million in the third quarter of 2009.

•                Net income increased 17.9% to RMB64.2 million ($9.6 million) from RMB54.5 million in the third quarter of 2009.

•                Diluted earnings per American Depositary Share (“ADS”) were RMB2.50 ($0.37) for the quarter ended September 30, 2010. Each ADS represents one of the Company’s ordinary shares.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented, “We are very pleased to report a strong set of third quarter 2010 financial results.  Our consistent growth in revenue for both edible alcohol and by-products, as well as our stable gross margin, again demonstrate the advantages of our business model.  We continue to be excited with our growth prospects, and we believe that our technical strengths and leading market position will enable us to seize more growth opportunities.  We are on schedule and on budget to complete our Daqing facility, and we are also on target to expand our geographic footprint in China and to expand our product mix.  We continue to see strong demand for our edible alcohol in our core markets, as well as, in new markets such as Sichuan, Anhui, and Jiangsu.  This quarter, we began to sell liquid carbon dioxide, and we will begin to sell crude corn oil in early 2011.”

(1)          This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended September 30, 2010, were made at a rate of RMB6.7011 to USD1.00 as published by the People’s Bank of China on September 30, 2010. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Third Quarter 2010 Financial Performance

Third quarter 2010 revenue increased by 26.1% year-over-year to RMB417.7 million ($62.3 million) from RMB331.1 million in the same period of 2009.  The increase was primarily due to the following:

•                Revenue from edible alcohol increased by 25.6% to RMB284.9 million ($42.5 million) in the third quarter of 2010 compared to RMB226.9 million in the third quarter of 2009 primarily as a result of the increase in sales volume during this period, which in turn was due to the increase in production capacity resulting from the completion of both Phase II at the Shouguang facility and Phase II at the Daqing facility in August of 2009, and an increase in sales price of edible alcohol. Sales volume increased by 7.6% to 60,812 tons and sales price increased by 16.7% to RMB4,686 per ton in the third quarter of 2010.

•                Revenue from DDGS Feed increased by 1.2% to RMB72.8 million ($10.9 million) in the third quarter of 2010, compared to RMB72.0 million in the prior year period, due to the Company’s expanded production capacity driving an increase in sales volume, partly offset by a decrease in sales price per ton. Sales volume increased by 6.5% to 41,750 tons and sales price decreased by 5.0% to RMB1,744 per ton in the third quarter of 2010.

•                Revenue from Corn Germ increased by 52.1% to RMB47.3 million ($7.1 million) in the third quarter of 2010 compared to RMB31.1 million in the third quarter of 2009, mainly driven by the Company’s expansion of production capacity and improvement of production yield, both resulting in increased sales volume, as well as a higher sales price per ton. Sales volume increased by 26.8% to 14,295 tons and sales price increased by 20.0% to RMB3,308 per ton in the third quarter of 2010.

•                Liquid carbon dioxide, a new by-product, started to contribute revenue from July 2010. Revenue from liquid carbon dioxide was RMB12.6 million ($1.9 million) in the third quarter and the sales volume was 22,391 tons at a price per ton of RMB564.

During the third quarter of 2010, gross profit increased by 31.2% to RMB100.9 million ($15.1 million) from RMB76.9 million in the prior year period.  Gross margin for the third quarter of 2010 was 24.2%, compared to 23.2 % in the third quarter of 2009.  The improvement in gross margin was mainly due to the commencement of sales of our additional byproduct, liquid carbon dioxide, which had higher margin than other products.

Operating income increased by 21.5% to RMB88.6 million ($13.2 million) in the third quarter of 2010, from RMB72.9 million in the same period of 2009, as a result of the Company’s strong revenue growth.

Selling expenses, decreased by 34.1% to RMB0.6 million ($0.1 million) in the third quarter of 2010 compared to RMB0.9 million in the same period in 2009. The higher expenses in the third quarter of 2009 were mainly for promotional activities to new customers after completion of both Phase II at the Shouguang facility and Phase II at the Daqing facility in August of 2009.

General and administrative expenses increased by 279.6% to RMB11.8 million ($1.8 million) in the third quarter of 2010 compared to RMB3.1 million in the same period of 2009, reflecting an increase in administrative staff costs, professional fees and other expenses in connection with maintaining the Company’s status as a publicly-traded company and expanded operations at the Daqing and Shouguang facilities.

Income tax expenses in the third quarter of 2010 were RMB22.2 million ($3.3 million), representing an effective tax rate of 25.7%, increasing from RMB17.6 million in the same period of 2009. As the effective tax rate remained relatively stable, the increase was consistent with the increase of income before income tax expenses.

Net income increased 17.9% to RMB64.2 million ($9.6 million) in the third quarter of 2010, compared to RMB54.5 million in the same quarter of 2009.  Diluted earnings per share and per ADS were RMB2.50 ($0.37) in the third quarter of 2010.  The Company had approximately 25.7 million weighted average diluted shares outstanding during the quarter ended September 30, 2010.

As of September 30, 2010, the Company had cash and bank deposits of RMB246.5 million ($36.8million), compared to RMB105.8 million as of December 31, 2009.  Cash flows provided by operating activities for the nine months ended September 30, 2010 were approximately RMB168.3 million ($25.1 million) due to strong operating results.

Financial Outlook

The Company estimates that its revenue for the full year of 2010 will be in the range of RMB1,660 million ($247.7 million) to RMB1,680 million ($250.7 million), an increase of approximately 56.6% to 58.5% over the previous year.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call at 8:00 am ET on November 16, 2010 to discuss the results and highlights from the third quarter and answer questions from investors.  The dial-in number and passcode for the conference call are as follows:

United States toll free:	1-800-320-2978
Hong Kong toll free:	###-##-####
South China toll free (China Telecom):	10-800-130-0399
North China toll free (China Telecom):	10-800-152-1490
South China toll free (China Netcom):	10-800-852-1490
International:	1-617-614-4923
Conference ID:	81207760

A telephone replay will become available beginning two hours after the conclusion of the call and will be available through November 23, 2010. The dial-in number and conference ID to access the replay are as follows:

United States toll free:	1-888-286-8010
International:	1-617-801-6888
Conference ID:	47296442

Additionally, a live and archived webcast of the conference call will be available in the Investor Relations section of Borun’s website at http://ir.chinanewborun.com.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China.  Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, Corn Germ and liquid carbon dioxide as by-products of edible alcohol production.  China New Borun is based in Shouguang, Shandong Province.  Additional information about the company can be found at http://ir.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC’s website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2009	September 30, 2010
	RMB	RMB	US$
Assets
Cash	105,785,067	246,496,782	36,784,525
Trade accounts receivable, net of allowance for doubtful accounts of RMB0, respectively	71,397,615	111,347,228	16,616,261
Inventories	49,085,059	100,480,789	14,994,671
Advance to suppliers	9,352,257	—	—
Other receivables	15,190,678	437,833	65,337
Prepaid expenses	996,831	1,055,706	157,542
Total current assets	251,807,507	459,818,338	68,618,336
Property, plant and equipment, net	461,978,632	732,898,405	109,369,865
Land use right, net	27,120,739	59,021,601	8,807,748
Intangible assets, net	24,953,743	22,084,061	3,295,587
Total assets	765,860,621	1,273,822,405	190,091,536

Liabilities and shareholders’ equity
Trade accounts payable	41,750,889	61,701,508	9,207,669
Accrued expenses and other payables	34,683,542	36,718,527	5,479,478
Income taxes payable	30,016,801	18,735,872	2,795,940
Short-term borrowings	143,200,000	209,700,000	31,293,370
Total current liabilities	249,651,232	326,855,907	48,776,457
Total liabilities	249,651,232	326,855,907	48,776,457
Commitment and contingencies	—
Shareholders’ equity
Class A convertible preference share — (December 31, 2009: par value of RMB0.0068259, 3,711.952 shares authorized, issued and outstanding; September 30, 2010: Nil)	25	—	—
Class B convertible preference share — (December 31, 2009: par value of RMB0.0068259, 1,065.330 shares authorized, issued and outstanding; September 30, 2010: Nil)	7	—	—
Class C convertible preference share — (December 31, 2009: par value of RMB0.0068259, 374.907 shares authorized, issued and outstanding; September 30, 2010: Nil)	3	—	—
Ordinary share — (December 31, 2009: par value of RMB0.0068259, 14,847,811 shares authorized, issued and outstanding; September 30, 2010: par value of RMB0.0068259, 100,000,000 shares authorized, 25,725,000 shares issued and outstanding)	101,350	175,596	25,725
Additional paid-in capital	227,157,411	468,132,187	69,859,006
Retained earnings — appropriated	41,314,903	41,314,903	6,165,391
Retained earnings — unappropriated	247,863,898	437,651,357	65,310,375
Accumulated other comprehensive income (loss)	(228,208)	(307,545)	(45,418)
Total shareholders’ equity	516,209,389	946,966,498	141,315,079
Total liabilities and shareholders’ equity	765,860,621	1,273,822,405	190,091,536

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the three months period ended,
	September 30, 2009	June 30, 2010	September 30, 2010
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	331,138,380	432,469,590	417,682,807	62,330,484
Cost of goods sold	254,197,129	330,324,880	316,742,605	47,267,255
Gross profit	76,941,251	102,144,710	100,940,202	15,063,229
Operating expenses:
Selling	940,047	635,830	619,533	92,452
General and administrative	3,099,002	10,759,284	11,765,149	1,755,704
Total operating expenses	4,039,049	11,395,114	12,384,682	1,848,156
Operating income	72,902,202	90,749,596	88,555,520	13,215,073
Other (income) expenses:
Interest income	(73,915)	(156,239)	(250,734)	(37,417)
Interest expense	1,912,859	1,849,998	2,368,256	353,413
Others, net	(988,067)	218,007	11,573	1,727
Total other expense, net	850,877	1,911,766	2,129,095	317,723
Income before income taxes	72,051,325	88,837,830	86,426,425	12,897,350
Income tax expense	17,574,690	21,741,170	22,186,475	3,310,871
Net income	54,476,635	67,096,660	64,239,950	9,586,479
Participation in undistributed earnings by preference shareholders	(14,033,696)	(12,687,683)	—	—
Net income attributable to ordinary shareholders	40,442,939	54,408,977	64,239,950	9,586,479

Earnings per share:
Basic and diluted	2.72	3.16	2.50	0.37
Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	17,238,402	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the nine months period ended,
	September 30, 2009	September 30, 2010
	(RMB)	(RMB)	(US$)

Revenues	677,831,182	1,238,920,814	184,883,200
Cost of goods sold	522,039,815	948,741,928	141,580,028
Gross profit	155,791,367	290,178,886	43,303,172
Operating expenses:
Selling	1,998,781	1,868,559	278,844
General and administrative	9,943,767	28,548,726	4,260,304
Total operating expenses	11,942,548	30,417,285	4,539,148
Operating income	143,848,819	259,761,601	38,764,024
Other (income) expenses:
Interest income	(246,793)	(443,797)	(66,227)
Interest expense	6,933,800	6,274,521	936,342
Others, net	(1,417,541)	(123,688)	(18,458)
Total other expense, net	5,269,466	5,707,036	851,657
Income before income taxes	138,579,353	254,054,565	37,912,367
Income tax expense	33,415,060	64,267,106	9,590,531
Net income	105,164,293	189,787,459	28,321,836
Participation in undistributed earnings by preference shareholders	(25,294,271)	(27,744,622)	(4,140,309)
Net income attributable to ordinary shareholders	79,870,022	162,042,837	24,181,527

Earnings per share:
Basic and diluted	5.38	8.39	1.25
Weighted average ordinary shares outstanding:
Basic and diluted	14,847,811	19,310,248	19,310,248

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China New Borun Corporation

By:	/s/ Bing Yu
Name:	Bing Yu
Title:	Chief Financial Officer

Date: November 16, 2010